UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             LS CAPITAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    501936108
                 ----------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [X]  Rule 13d-1(b)

                               [ ]  Rule 13d-1(c)

                               [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                                Page 1 of 6 Pages

-----------------------------------------------------
CUSIP No.  501936108
-----------------------------------------------------


====== =========================================================================
   1   NAME OF REPORTING PERSONS

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       David W. Tice & Associates, Inc. - 75-2476962
====== =========================================================================
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a)  [ ]
                                                                    (b)  [ ]
       Not Applicable
====== =========================================================================
   3   SEC USE ONLY


====== =========================================================================
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas
======================= ====== =================================================
       NUMBER OF           5   SOLE VOTING POWER

        SHARES                 -0-
                        ====== =================================================
     BENEFICIALLY          6   SHARED VOTING POWER

       OWNED BY                -0-
                        ====== =================================================
         EACH              7   SOLE DISPOSITIVE POWER

       REPORTING               1,720,000
                        ====== =================================================
        PERSON             8   SHARED DISPOSITIVE POWER

         WITH                  -0-
======================= ====== =================================================
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,720,000(1)
====== =========================================================================
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

       Not Applicable
====== =========================================================================
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.0%(1)
====== =========================================================================
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IA
====== =========================================================================


(1) Represents 300,000 shares of common stock issuable upon exercise of warrants and 1,420,000 shares of common stock (with the percent ownership calculated based upon an aggregate of 28,358,000 shares outstanding as of September 30, 1999, and assuming exercise of the warrants owned by the reporting person.



                                Page 2 of 6 Pages

-----------------------------------------------------
CUSIP No.  501936108
-----------------------------------------------------


====== =========================================================================
   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Prudent Bear Funds, Inc. - 39-1837741
====== =========================================================================
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (a)  [ ]
                                                                    (b)  [ ]
       Not Applicable
====== =========================================================================
   3   SEC USE ONLY


====== =========================================================================
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Maryland
======================= ====== =================================================
       NUMBER OF           5   SOLE VOTING POWER

        SHARES                 1,720,000
                        ====== =================================================
     BENEFICIALLY          6   SHARED VOTING POWER

       OWNED BY                -0-
                        ====== =================================================
         EACH              7   SOLE DISPOSITIVE POWER

       REPORTING               -0-
                        ====== =================================================
        PERSON             8   SHARED DISPOSITIVE POWER

         WITH                  -0-
======================= ====== =================================================
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,720,000
====== =========================================================================
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

       Not Applicable
====== =========================================================================
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.0%(1)
====== =========================================================================
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IV
====== =========================================================================


(1) Represents 300,000 shares of common stock issuable upon exercise of warrants and 1,420,000 shares of common stock (with the percent ownership calculated based upon an aggregate of 28,358,000 shares outstanding as of September 30, 1999, and assuming exercise of the warrants owned by the reporting person.



                                Page 3 of 6 Pages

-----------------------------------------------------
CUSIP No.  501936108
-----------------------------------------------------


    This Amendment No. 1 to the undersigned's Schedule 13G, which was originally filed on March 4, 1999 (the "Schedule 13G") with regard to LS Capital Corporation (the "Issuer") is being filed to amend Items 4 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4.          Ownership

                 David W. Tice & Associates, Inc.

                 (a)  Amount Beneficially Owned:     1,720,000*

                 (b)  Percent of Class:                    6.0%

                 (c)  Number of shares as to which such person has:

                      (i)   sole power to vote or to direct the vote:        -0-

                      (ii)  shared power to vote or to direct the vote:      -0-

                      (iii) sole power to dispose or to direct the
                            disposition of:                            1,720,000

                      (iv)  shared power to dispose or to direct the
                            disposition of:                                  -0-

                 Prudent Bear Funds, Inc.

                 (a)  Amount Beneficially Owned:     1,720,000*

                 (b)  Percent of Class:                    6.0%

                 (c)  Number of shares as to which such person has:

                      (i)   sole power to vote or to direct the vote:  1,720,000

                      (ii)  shared power to vote or to direct the vote:      -0-

                      (iii) sole power to dispose or to direct the
                            disposition of:                                  -0-

                      (iv)  shared power to dispose or to direct the
                            disposition of:                                  -0-


---------------------------

    * David W. Tice & Associates, Inc. and Prudent Bear Funds, Inc. share beneficial ownership over the same 1,720,000 shares.



                                Page 4 of 6 Pages

-----------------------------------------------------
CUSIP No.  501936108
-----------------------------------------------------


          Exhibits.

          1.  Agreement to file Schedule 13G jointly.


                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 2000
---------------------------------
Date


DAVID W. TICE & ASSOCIATES, INC.


By:  /s/ David W. Tice
    -----------------------------
     David W. Tice, President


PRUDENT BEAR FUNDS, INC.


By:  /s/ David W. Tice
    -----------------------------
     David W. Tice, President



                                Page 5 of 6 Pages